Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated April 29, 2026 relating to the consolidated and consolidating financial statements of Arrived Homes 4, LLC, which comprise the consolidated and consolidating balance sheets as of December 31, 2025 and 2024 and the related consolidated and consolidating statements of comprehensive income (loss), changes in members’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes to the consolidated and consolidating financial statements.

/s/ Stephano Slack LLC

Wayne, Pennsylvania
June 12, 2026